FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 4, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management

Key terms and acronyms used in this section are defined in the glossary of terms.

Balance sheet management

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements as capital adequacy and risk management are closely aligned. The Group's risk asset ratios calculated in accordance with Financial Services Authority (FSA) definitions are set out below.

	30 September 2011	30 June 2011	31 December 2010
Risk-weighted assets (RWAs)	£bn	£bn	£bn

Credit risk	346.8	366.1	385.9
Counterparty risk	72.2	66.1	68.1
Market risk	55.0	58.6	80.0
Operational risk	37.9	37.9	37.1

	511.9	528.7	571.1
Benefit of Asset Protection Scheme	(88.6)	(95.2)	(105.6)

	423.3	433.5	465.5

Risk asset ratio	%	%	%

Core Tier 1	11.3	11.1	10.7
Tier 1	13.8	13.5	12.9
Total	14.7	14.4	14.0

Key points

•	The Core Tier 1 ratio increased in the quarter, due to a reduction in RWAs.

•	Credit risk RWAs decreased by £19.3 billion principally driven by asset run-off, disposals and restructurings.

•	Market risk RWAs decreased by £3.6 billion reflecting de-risking of the Non-Core portfolio and a reduction in VaR.

•	The reduction in APS RWA benefit mainly reflects the run-off of covered assets.

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

The Group's capital resources in accordance with FSA definitions were as follows:

	30 September 2011	30 June 2011	31 December 2010
Composition of regulatory capital	£m	£m	£m

Tier 1
Ordinary and B shareholders' equity	72,699	70,000	70,388
Non-controlling interests	1,433	1,498	1,719
Adjustments for:
- goodwill and other intangible assets - continuing businesses	(14,744)	(14,592)	(14,448)
- unrealised losses on available-for-sale (AFS) debt securities	379	1,103	2,061
- reserves arising on revaluation of property and unrealised gains on AFS equities	(88)	(76)	(25)
- reallocation of preference shares and innovative securities	(548)	(548)	(548)
- other regulatory adjustments*	(3,465)	(1,014)	(1,097)
Less excess of expected losses over provisions net of tax	(2,127)	(2,156)	(1,900)
Less securitisation positions	(2,164)	(2,404)	(2,321)
Less APS first loss	(3,545)	(3,810)	(4,225)

Core Tier 1 capital	47,830	48,001	49,604
Preference shares	5,398	5,372	5,410
Innovative Tier 1 securities	4,644	4,564	4,662
Tax on the excess of expected losses over provisions	767	777	758
Less material holdings	(303)	(327)	(310)

Total Tier 1 capital	58,336	58,387	60,124

Tier 2
Reserves arising on revaluation of property and unrealised gains on AFS equities	88	76	25
Collective impairment provisions	728	715	778
Perpetual subordinated debt	1,837	1,858	1,852
Term subordinated debt	14,999	15,697	16,745
Non-controlling and other interests in Tier 2 capital	11	11	11
Less excess of expected losses over provisions	(2,894)	(2,933)	(2,658)
Less securitisation positions	(2,164)	(2,404)	(2,321)
Less material holdings	(303)	(327)	(310)
Less APS first loss	(3,545)	(3,810)	(4,225)

Total Tier 2 capital	8,757	8,883	9,897

Supervisory deductions
Unconsolidated investments
- RBS Insurance	(4,292)	(4,176)	(3,962)
- other investments	(262)	(354)	(318)
Other deductions	(311)	(419)	(452)

Deductions from total capital	(4,865)	(4,949)	(4,732)

Total regulatory capital	62,228	62,321	65,289

* Includes reduction for own liabilities carried at fair value	(2,931)	(1,112)	(1,182)

Risk and balance sheet management (continued)

Balance sheet management: Capital(continued)

Movement in Core Tier 1 capital	£m

At 1 January 2011	49,604
Attributable loss net of movement in fair value of own debt	(1,355)
Foreign currency reserves	(304)
Decrease in capital deductions including APS first loss	76
Decrease in non-controlling interests	(221)
Other movements	201

At 30 June 2011	48,001
Attributable loss net of movement in fair value of own debt	(593)
Foreign currency reserves	13
Decrease in capital deductions including APS first loss	534
Decrease in non-controlling interests	(65)
Other movements	(60)

At 30 September 2011	47,830

Risk and balance sheet management (continued)

Balance sheet management: Capital: Risk-weighted assets by division
Risk-weighted assets by risk category and division are set out below.

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross RWAs	APS relief	Net RWAs
30 September 2011	£bn	£bn	£bn	£bn	£bn	£bn	£bn

UK Retail	41.4	-	-	7.3	48.7	(9.9)	38.8
UK Corporate	69.0	-	-	6.7	75.7	(16.9)	58.8
Wealth	11.0	-	0.1	1.9	13.0	-	13.0
Global Transaction Services	13.7	-	-	4.9	18.6	-	18.6
Ulster Bank	32.0	0.5	0.1	1.8	34.4	(6.7)	27.7
US Retail & Commercial	51.0	1.1	-	4.4	56.5	-	56.5

Retail & Commercial	218.1	1.6	0.2	27.0	246.9	(33.5)	213.4
Global Banking & Markets	46.1	35.1	37.6	15.5	134.3	(10.4)	123.9
Other	8.8	0.3	-	0.7	9.8	-	9.8

Core	273.0	37.0	37.8	43.2	391.0	(43.9)	347.1
Non-Core	71.0	35.2	17.2	(5.5)	117.9	(44.7)	73.2

Group before RFS MI	344.0	72.2	55.0	37.7	508.9	(88.6)	420.3
RFS MI	2.8	-	-	0.2	3.0	-	3.0

Group	346.8	72.2	55.0	37.9	511.9	(88.6)	423.3

30 June 2011

UK Retail	42.2	-	-	7.3	49.5	(10.7)	38.8
UK Corporate	71.2	-	-	6.7	77.9	(19.3)	58.6
Wealth	10.9	-	0.1	1.9	12.9	-	12.9
Global Transaction Services	13.9	-	-	4.9	18.8	-	18.8
Ulster Bank	33.9	0.5	0.1	1.8	36.3	(7.6)	28.7
US Retail & Commercial	49.6	0.8	-	4.4	54.8	-	54.8

Retail & Commercial	221.7	1.3	0.2	27.0	250.2	(37.6)	212.6
Global Banking & Markets	51.2	31.4	40.9	15.5	139.0	(10.3)	128.7
Other	10.7	0.4	-	0.7	11.8	-	11.8

Core	283.6	33.1	41.1	43.2	401.0	(47.9)	353.1
Non-Core	79.7	33.0	17.5	(5.5)	124.7	(47.3)	77.4

Group before RFS MI	363.3	66.1	58.6	37.7	525.7	(95.2)	430.5
RFS MI	2.8	-	-	0.2	3.0	-	3.0

Group	366.1	66.1	58.6	37.9	528.7	(95.2)	433.5

31 December 2010

UK Retail	41.7	-	-	7.1	48.8	(12.4)	36.4
UK Corporate	74.8	-	-	6.6	81.4	(22.9)	58.5
Wealth	10.4	-	0.1	2.0	12.5	-	12.5
Global Transaction Services	13.7	-	-	4.6	18.3	-	18.3
Ulster Bank	29.2	0.5	0.1	1.8	31.6	(7.9)	23.7
US Retail & Commercial	52.0	0.9	-	4.1	57.0	-	57.0

Retail & Commercial	221.8	1.4	0.2	26.2	249.6	(43.2)	206.4
Global Banking & Markets	53.5	34.5	44.7	14.2	146.9	(11.5)	135.4
Other	16.4	0.4	0.2	1.0	18.0	-	18.0

Core	291.7	36.3	45.1	41.4	414.5	(54.7)	359.8
Non-Core	91.3	31.8	34.9	(4.3)	153.7	(50.9)	102.8

Group before RFS MI	383.0	68.1	80.0	37.1	568.2	(105.6)	462.6
RFS MI	2.9	-	-	-	2.9	-	2.9

Group	385.9	68.1	80.0	37.1	571.1	(105.6)	465.5

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

CRD 3 and Basel III impacts
The estimated impact of CRD 3 rules on the Group's RWAs post mitigation is an increase of c.£20 billion. This is lower than the initial estimates of £25 billion to £30 billion and reflects mitigation, restructuring and continuing risk reduction.

The implementation of the Basel III proposals in 2013 is now estimated to result in an increase in RWAs of £60 billion to £75 billion. This is lower than the previous estimate of £75 billion to £85 billion, due to risk reduction and mitigation in both GBM and Non-Core.

The combined impact of CRD 3 and Basel III on the Group's RWAs is now estimated to be some £20 billion or 20% lower than the previous estimates.

Funding and liquidity risk
The Group's balance sheet composition is a function of the broad array of product offerings and diverse markets served by its Core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise liquidity transformation in normal business environments while ensuring adequate coverage of all cash requirements under extreme stress conditions.

Diversification of the Group's funding base is central to its liquidity management strategy. The Group's businesses have developed large customer franchises based on strong relationship management and high quality service. These customer franchises are strongest in the UK, US and Ireland but extend into Europe and Asia. Customer deposits provide large pools of stable funding to support the majority of the Group's lending. It is a strategic objective to improve the Group's loan to deposit ratio to 100%, or better, by 2013.

The Group also accesses professional markets funding by way of public and private debt issuances on an unsecured and secured basis. These debt issuance programmes are spread across multiple currencies and maturities to appeal to a broad range of investor types and preferences around the world. This market based funding supplements the Group's structural liquidity needs and in some cases achieves certain capital objectives.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Funding sources
The table below shows the Group's primary funding sources, excluding repurchase agreements.

	30 September 2011		30 June 2011		31 December 2010
	£m	%	£m	%	£m	%

Deposits by banks
- central banks	3,568	0.5	4,469	0.6	6,655	0.9
- derivative cash collateral	32,466	4.4	25,524	3.5	28,074	3.8
- other	42,336	5.8	41,580	5.6	31,322	4.3

	78,370	10.7	71,573	9.7	66,051	9.0

Debt securities in issue
- conduit asset backed commercial paper	11,783	1.6	12,894	1.7	17,320	2.3
- other commercial paper	8,680	1.2	9,475	1.3	8,915	1.2
- certificates of deposits	25,036	3.4	35,305	4.8	37,855	5.1
- medium-term notes (MTNs)	127,719	17.4	132,371	17.9	131,026	17.7
- covered bonds	8,541	1.2	6,972	0.9	4,100	0.6
- securitisations	12,752	1.7	16,780	2.3	19,156	2.6

	194,511	26.5	213,797	28.9	218,372	29.5
Subordinated liabilities	26,275	3.6	26,311	3.5	27,053	3.6

Debt securities in issue and subordinated liabilities	220,786	30.1	240,108	32.4	245,425	33.1

Wholesale funding	299,156	40.8	311,681	42.1	311,476	42.1

Customer deposits
- cash collateral	10,278	1.4	11,166	1.5	10,433	1.4
- other	423,382	57.8	417,537	56.4	418,166	56.5

Total customer deposits	433,660	59.2	428,703	57.9	428,599	57.9

Total funding	732,816	100.0	740,384	100.0	740,075	100.0

	30 September 2011	30 June 2011	31 December 2010
	£bn	£bn	£bn

Short-term wholesale funding	173.8	173.5	157.5
Of which - bank deposits	74.0	67.0	62.5
- other	99.8	106.5	95.0

Short-term wholesale funding excluding derivative collateral	141.3	148.0	129.4
Of which - bank deposits	41.5	41.5	34.4
- other	99.8	106.5	95.0

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk: Funding sources (continued)

Key points

•
Customer deposits increased by £5.0 billion during the quarter from £428.7 billion to £433.7 billion, driven by growth in retail and corporate deposits. Customer deposits as a proportion of total funding increased slightly to 59.2% at 30 September 2011 compared with 57.9% at 30 June 2011 and 31 December 2010.

•	The proportion of funding from customer deposits excluding cash collateral increased slightly to 57.8% from 56.4% at 30 June 2011 and 56.5% at 31 December 2010.

•
Short-term wholesale funding excluding derivative collateral and bank deposits reduced in Q3 2011 to £99.8 billion compared with £106.5 billion at the half year. Term debt maturing within one year amounts to £54.6 billion (including £40 billion relating to the UK Credit Guarantee Scheme (CGS)) of which, £20.1 billion matures in Q4 2011.

The table below shows the Group's debt securities in issue and subordinated liabilities by remaining maturity.

	Conduit asset backed commercial paper	Other CP and CDs	MTNs	Covered bonds	Securitisations	Total	Subordinated liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m	%

30 September 2011
Less than 1 year	11,783	32,914	54,622	-	43	99,362	400	99,762	45.2
1-3 years	-	795	28,456	2,800	26	32,077	2,045	34,122	15.5
3-5 years	-	2	18,049	3,037	33	21,121	8,265	29,386	13.3
More than 5 years	-	5	26,592	2,704	12,650	41,951	15,565	57,516	26.0

	11,783	33,716	127,719	8,541	12,752	194,511	26,275	220,786	100.0

30 June 2011
Less than 1 year	12,894	43,974	49,174	-	43	106,085	399	106,484	44.3
1-3 years	-	788	33,366	1,114	18	35,286	1,962	37,248	15.6
3-5 years	-	13	19,028	3,154	33	22,228	8,316	30,544	12.7
More than 5 years	-	5	30,803	2,704	16,686	50,198	15,634	65,832	27.4

	12,894	44,780	132,371	6,972	16,780	213,797	26,311	240,108	100.0

31 December 2010
Less than 1 year	17,320	46,051	30,589	-	88	94,048	964	95,012	38.7
1-3 years	-	702	47,357	1,078	12	49,149	754	49,903	20.3
3-5 years	-	12	21,466	1,294	34	22,806	8,476	31,282	12.8
More than 5 years	-	5	31,614	1,728	19,022	52,369	16,859	69,228	28.2

	17,320	46,770	131,026	4,100	19,156	218,372	27,053	245,425	100.0

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk: Funding sources (continued)

Long-term debt issuances
The table below shows debt securities issued by the Group with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominately term repos) which are not reflected in the following tables.

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Public
- unsecured	-	1,808	6,254	5,085	12,112
- secured	1,721	2,211	5,286	6,584	6,316
Private
- unsecured	3,255	3,997	6,299	11,503	12,827

Gross issuance	4,976	8,016	17,839	23,172	31,255

The table below shows the original maturity of public long-term debt securities issued in the nine months ended 30 September 2011 and 2010.

	2-3 years	3-5years	5-10 years	> 10 years	Total
Nine months ended 30 September 2011	£m	£m	£m	£m	£m

MTNs	904	1,407	1,839	935	5,085
Covered bonds	-	1,721	2,652	-	4,373
Securitisations	-	-	-	2,211	2,211

	904	3,128	4,491	3,146	11,669

% of total	8%	27%	38%	27%	100%

Nine months ended 30 September 2010

MTNs	1,445	1,541	6,393	2,733	12,112
Covered bonds	-	1,030	1,244	-	2,274
Securitisations	-	-	-	4,042	4,042

	1,445	2,571	7,637	6,775	18,428

% of total	8%	14%	41%	37%	100%

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk: Funding sources (continued)

Long-term debt issuance (continued)
The table below shows the currency breakdown of public and private long-term debt securities issued in the nine months ended 30 September 2011 and 2010.

	GBP	EUR	USD	AUD	Other	Total
Nine months ended 30 September 2011	£m	£m	£m	£m	£m	£m

Public
- MTNs	-	1,808	2,181	1,096	-	5,085
- covered bonds	-	4,373	-	-	-	4,373
- securitisations	258	1,293	660	-	-	2,211
Private	2,193	3,513	2,996	280	2,521	11,503

	2,451	10,987	5,837	1,376	2,521	23,172

% of total	11%	47%	25%	6%	11%	100%

Nine months ended 30 September 2010

Public
- MTNs	1,260	3,969	5,131	1,040	712	12,112
- covered bonds	-	2,274	-	-	-	2,274
- securitisations	663	1,629	1,750	-	-	4,042
Private	1,926	7,671	1,683	106	1,441	12,827

	3,849	15,543	8,564	1,146	2,153	31,255

% of total	12%	50%	27%	4%	7%	100%

Key points

•
Despite the difficult economic environment gross term issuances in Q3 2011 were £5.0 billion, including €2.0 billion of covered bonds issued publicly. The Group has executed £3.5 billion of securitisation transactions in October 2011, and continues to access markets as opportunities arise.

•	The Group has continued to diversify its funding mix with 47% of issuance denominated in euros, 25% in US dollars and 28% in other currencies.

•	The Group has already met its full year target for long-term debt issuance of £23 billion.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Liquidity portfolio
The table below shows the composition of the Group's liquidity portfolio.

	30 September 2011	30 June 2011	31 December 2010
Liquidity portfolio	£m	£m	£m

Cash and balances at central banks	76,833	59,010	53,661
Treasury bills	4,037	8,600	14,529
Central and local government bonds (1)
- AAA rated governments and US agencies	29,850	47,999	41,435
- AA- to AA+ rated governments (2)	18,077	1,399	3,744
- governments rated below AA	700	836	1,029
- local government	4,700	4,881	5,672

	53,327	55,115	51,880
Unencumbered collateral (3)
- AAA rated	24,186	18,335	17,836
- below AAA rated and other high quality assets	11,444	13,493	16,693

	35,630	31,828	34,529

Total liquidity portfolio	169,827	154,553	154,599

Notes:

(1)	Includes FSA eligible government bonds of £36.8 billion at 30 September 2011 (30 June 2011 - £34.5 billion; 31 December 2010 - £34.7 billion).
(2)
Includes AAA rated US government guaranteed and US government sponsored agencies. The US government was downgraded from AAA to AA+ by S&P on 5 August 2011 and its debt securities carry a split credit rating; these securities are reflected here.

(3)	Includes secured assets eligible for discounting at central banks, comprising loans and advances and debt securities.

Key points

•
The Group's liquidity portfolio was £169.8 billion, an increase of £15.3 billion from 30 June 2011 and £15.2 billion from 31 December 2010, mainly due to an increase in cash at central banks. The Group strengthened its liquidity portfolio in response to the ongoing stress in global financial markets which worsened during Q3 2011.

•	The strategic target of £150 billion is unchanged.

•	The liquidity portfolio is actively managed and as such its composition varies over time in accordance with factors such as changing external market conditions.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Net stable funding
The table below shows the Group's net stable funding ratio (NSFR) estimated by applying the Basel III guidance issued in December 2010; the Group is aiming to meet the minimum required NSFR of 100% over the longer term. This measure seeks to show the proportion of structural term assets which are funded by stable funding including customer deposits, long-term wholesale funding and equity. The Group's NSFR will continue to be refined over time in line with regulatory developments.

	30 September 2011		30 June 2011		31 December 2010
		ASF (1)		ASF (1)		ASF (1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%

Equity	79	79	76	76	77	77	100
Wholesale funding > 1 year	125	125	138	138	154	154	100
Wholesale funding < 1 year	174	-	174	-	157	-	-
Derivatives	562	-	388	-	424	-	-
Repurchase agreements	132	-	124	-	115	-	-
Deposits
- Retail and SME - more stable	170	153	168	151	172	155	90
- Retail and SME - less stable	25	20	25	20	51	41	80
- Other	239	120	236	118	206	103	50
Other (2)	102	-	117	-	98	-	-

Total liabilities and equity	1,608	497	1,446	503	1,454	530

Cash	78	-	64	-	57	-	-
Inter-bank lending	53	-	53	-	58	-	-
Debt securities > 1 year
- central and local governments AAA to AA-	84	4	87	4	89	4	5
- other eligible bonds	75	15	85	17	75	15	20
- other bonds	17	17	19	19	10	10	100
Debt securities < 1 year	54	-	53	-	43	-	-
Derivatives	572	-	395	-	427	-	-
Reverse repurchase agreements	102	-	98	-	95	-	-
Customer loans and advances > 1 year
- residential mortgages	144	94	145	94	145	94	65
- other	176	176	182	182	211	211	100
Customer loans and advances < 1 year
- retail loans	20	17	20	17	22	19	85
- other	146	73	143	72	125	63	50
Other (3)	87	87	102	102	97	97	100

Total assets	1,608	483	1,446	507	1,454	513

Undrawn commitments	245	12	250	13	267	13	5

Total assets and undrawn commitments	1,853	495	1,696	520	1,721	526

Net stable funding ratio		100%		97%		101%

Notes:

(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax and other assets.

Key point

•	The Group's net stable funding ratio improved to 100% during Q3 2011 from 97% mainly as a result of increased deposits and the reduction in GBM and Non-Core assets.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Loan deposit ratio and funding gap
The table below shows quarterly trends in the loan to deposit ratio and customer funding gap.

	Loan to deposit ratio (1)		Customer funding gap
	Group	Core	Group
	%	%	£bn

30 September 2011	112	95	52
30 June 2011	114	96	61
31 March 2011	115	96	66
31 December 2010	117	96	74
30 September 2010	126	101	107

Note:

(1)	Loans are net of provisions.

Key points

•
The Group's loan to deposit ratio improved by 500 basis points to 112% in the nine months to 30 September 2011, including a 200 basis points improvement in Q3 2011. The customer funding gap narrowed by £22 billion in the nine months to 30 September 2011, including a £9 billion reduction in Q3 2011, primarily due to the reduction in Non-Core customer loans and an increase in customer deposits.

•	The loan to deposit ratio for the Group's Core business improved by 100 basis points during Q3 2011.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Sensitivity of net interest income
The Group seeks to mitigate the effect of prospective interest rate movements which could reduce future net interest income through its management of interest rate risk in the Group's businesses, whilst balancing the cost of such activities on the current net revenue stream. Hedging activities also consider the impact on market value sensitivity under stress.

The following table shows the sensitivity of net interest income over the next twelve months to an immediate up and down 100 basis points change to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening and a gradual 300 basis point flattening of the yield curve at tenors greater than a year.

	30 September 2011 £m	30 June 2011 £m

+ 100bp shift in yield curves	188	319
- 100bp shift in yield curves	(74)	(141)
Bear steepener	487	417
Bull flattener	(248)	(309)

Key points

•
The Group's interest rate exposure remains slightly asset sensitive driven in part by changes to underlying business assumptions as rates rise. The impact of the steepening and flattening scenarios is largely driven by the investment of net free reserves.

•
The reported sensitivity will vary over time due to a number of factors such as changing market conditions and strategic changes to the balance sheet mix and should not therefore be considered predictive of future performance.

Risk and balance sheet management (continued)

Risk management: Credit risk
Credit risk is the risk of financial loss due to the failure of customers or counterparties to meet payment obligations. The quantum and nature of credit risk assumed across the Group's different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Loans and advances to customers by industry and geography
The table below shows loans and advances to customers excluding reverse repos and assets of disposal groups. All assets, including loans, of businesses held for disposal are included as one line on the balance sheet, as required by IFRS.

	30 September 2011			30 June 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	8,097	1,507	9,604	6,574	1,507	8,081	6,781	1,671	8,452
Finance	48,094	4,884	52,978	47,545	5,038	52,583	46,910	7,651	54,561
Residential mortgages	143,941	5,319	149,260	144,400	5,509	149,909	140,359	6,142	146,501
Personal lending	32,152	2,810	34,962	32,224	3,229	35,453	33,581	3,891	37,472
Property	44,072	40,628	84,700	44,539	42,862	87,401	42,455	47,651	90,106
Construction	7,992	3,062	11,054	8,525	3,070	11,595	8,680	3,352	12,032
Manufacturing	24,816	5,233	30,049	24,068	6,293	30,361	25,797	6,520	32,317
Service industries and business activities
- retail, wholesale and repairs	22,207	2,427	24,634	22,123	2,598	24,721	21,974	3,191	25,165
- transport and storage	16,236	6,009	22,245	15,243	6,449	21,692	15,946	8,195	24,141
- health, education and recreation	16,224	1,515	17,739	16,707	1,547	18,254	17,456	1,865	19,321
- hotels and restaurants	7,841	1,358	9,199	8,028	1,452	9,480	8,189	1,492	9,681
- utilities	8,212	1,725	9,937	7,487	2,010	9,497	7,098	2,110	9,208
- other	24,744	4,479	29,223	25,128	4,966	30,094	24,464	5,530	29,994
Agriculture, forestry and fishing	3,767	135	3,902	3,791	123	3,914	3,758	135	3,893
Finance leases and instalment credit	8,404	7,467	15,871	8,353	7,920	16,273	8,321	8,529	16,850
Interest accruals	661	152	813	715	176	891	831	278	1,109

Gross loans	417,460	88,710	506,170	415,450	94,749	510,199	412,600	108,203	520,803
Loan impairment provisions	(8,748)	(11,849)	(20,597)	(8,621)	(12,006)	(20,627)	(7,740)	(10,315)	(18,055)

Net loans	408,712	76,861	485,573	406,829	82,743	489,572	404,860	97,888	502,748

Key point

•
Gross loans decreased by £4.0 billion in Q3 2011, across most sectors, including £2.7 billion in property, £0.5 billion in construction, £0.3 billion in manufacturing, £0.3 billion in hotels and restaurants reflecting run-offs, continued de-risking as well as subdued credit demand.

Risk and balance sheet management (continued)

Risk management: Credit risk: REIL
The table below analyses the Group's risk elements in lending (REIL) which do not take account of the value of any security held that could reduce the eventual loss should it occur, nor of any provisions. REIL is split into UK and overseas, based on the location of the lending office.

	30 September 2011			30 June 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Impaired loans (1)
- UK	9,222	7,471	16,693	9,229	7,812	17,041	8,575	7,835	16,410
- Overseas	6,695	16,274	22,969	6,326	16,268	22,594	4,936	14,355	19,291

	15,917	23,745	39,662	15,555	24,080	39,635	13,511	22,190	35,701

Accruing loans past due 90 days or more (2)
- UK	1,648	580	2,228	1,487	583	2,070	1,434	939	2,373
- Overseas	580	256	836	415	230	645	262	262	524

	2,228	836	3,064	1,902	813	2,715	1,696	1,201	2,897

Total REIL	18,145	24,581	42,726	17,457	24,893	42,350	15,207	23,391	38,598

REIL as a % of gross loans and advances (3)	4.3%	27.4%	8.4%	4.2%	26.1%	8.3%	3.7%	20.7%	7.3%
Provisions as a % of REIL	49%	48%	49%	50%	48%	49%	52%	44%	47%

Notes:

(1)	All loans against which an impairment provision is held.
(2)	Loans where an impairment event has taken place but no impairment provision recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)	Gross loans and advances to customers include assets of disposal groups and exclude repos.

Key points

•
REIL increased marginally by £0.4 billion in Q3 2011, driven by an increase in mortgage and corporate defaults in Core Ulster Bank. REIL increased by £4.1 billion in 2011 mainly due to an increase in commercial real estate REIL in the first half of 2011.

•
There were decreases in Retail & Commercial (from 49% to 48%) and GBM (from 66% to 57%) provision coverage ratios whilst Non-Core coverage ratio was broadly flat at 48% compared with the position at 30 June 2011. Group provision coverage ratio was unchanged at 49%.

•	REIL as a percentage of loans and advances now stands at 27.4% for Non-Core and 4.3% for Core, increasing from 26.1% and 4.2% respectively at 30 June 2011.

For sector, geography and divisional analysis of loans, REIL and impairments, refer to Appendix 3.

Risk and balance sheet management (continued)

Risk management: Credit risk: REIL (continued)
The table below details the movement in REIL for the nine months ended 30 September 2011.

	Impaired loans			Other loans (1)			REIL
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2011	13,511	22,190	35,701	1,696	1,201	2,897	15,207	23,391	38,598
Intra-group transfers	300	(300)	-	81	(81)	-	381	(381)	-
Currency translation and other adjustments	165	462	627	14	12	26	179	474	653
Additions	4,249	5,383	9,632	1,362	577	1,939	5,611	5,960	11,571
Transfers	403	284	687	(245)	(225)	(470)	158	59	217
Disposals, repayments and restructurings	(2,055)	(3,027)	(5,082)	(1,006)	(671)	(1,677)	(3,061)	(3,698)	(6,759)
Amounts written-off	(1,018)	(912)	(1,930)	-	-	-	(1,018)	(912)	(1,930)

At 30 June 2011	15,555	24,080	39,635	1,902	813	2,715	17,457	24,893	42,350
Currency translation and other adjustments	(165)	(629)	(794)	(19)	(15)	(34)	(184)	(644)	(828)
Additions	2,012	1,527	3,539	781	250	1,031	2,793	1,777	4,570
Transfers	(3)	28	25	28	(10)	18	25	18	43
Disposals, repayments and restructurings	(889)	(764)	(1,653)	(464)	(202)	(666)	(1,353)	(966)	(2,319)
Amounts written-off	(593)	(497)	(1,090)	-	-	-	(593)	(497)	(1,090)

At 30 September 2011	15,917	23,745	39,662	2,228	836	3,064	18,145	24,581	42,726

	Impaired loans			Other loans (1)			REIL
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2011	13,511	22,190	35,701	1,696	1,201	2,897	15,207	23,391	38,598
Intra-group transfers	300	(300)	-	81	(81)	-	381	(381)	-
Currency translation and other adjustments	-	(167)	(167)	(5)	(3)	(8)	(5)	(170)	(175)
Additions	6,261	6,910	13,171	2,143	827	2,970	8,404	7,737	16,141
Transfers	400	312	712	(217)	(235)	(452)	183	77	260
Disposals, repayments and restructurings	(2,944)	(3,791)	(6,735)	(1,470)	(873)	(2,343)	(4,414)	(4,664)	(9,078)
Amounts written-off	(1,611)	(1,409)	(3,020)	-	-	-	(1,611)	(1,409)	(3,020)

At 30 September 2011	15,917	23,745	39,662	2,228	836	3,064	18,145	24,581	42,726

Note:

(1)	Accruing loans past due 90 days or more (also see page 112).

Key point

•	Disposals and restructurings include £1,685 million of transfers to the performing book in the nine months ended September 2011 including £120 million in Q3 2011.

Risk and balance sheet management (continued)

Risk management: Credit risk: Impairment provisions

Movement in loan impairment provisions
The following tables show the movement in impairment provisions for loans and advances to banks and customers.

	Quarter ended
	30 September 2011			30 June 2011				30 September 2010
	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,752	12,007	20,759	8,416	10,842	-	19,258	7,633	8,533	16,166
Transfers to disposal groups	-	-	-	-	9	-	9	-	-	-
Intra-group transfers	-	-	-	-	-	-	-	(351)	351	-
Currency translation and other adjustments	(90)	(285)	(375)	33	145	-	178	116	175	291
Disposals	-	-	-	-	-	11	11	-	-	-
Amounts written-off	(593)	(497)	(1,090)	(504)	(474)	-	(978)	(416)	(329)	(745)
Recoveries of amounts previously written-off	39	55	94	41	126	-	167	80	85	165
Charge to income statement
- continued	817	635	1,452	810	1,427	-	2,237	779	1,129	1,908
- discontinued	-	-	-	-	-	(11)	(11)	-	-	-
Unwind of discount	(52)	(65)	(117)	(44)	(68)	-	(112)	(50)	(65)	(115)

At end of period	8,873	11,850	20,723	8,752	12,007	-	20,759	7,791	9,879	17,670

	Nine months ended
	30 September 2011				30 September 2010
	Core	Non- Core	RFS MI	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	7,866	10,316	-	18,182	6,921	8,252	2,110	17,283
Transfers to disposal groups	-	-	-	-	-	(67)	-	(67)
Intra-group transfers	177	(177)	-	-	(351)	351	-	-
Currency translation and other adjustments	(1)	(45)	-	(46)	(163)	294	-	131
Disposals	-	-	11	11	-	(17)	(2,149)	(2,166)
Amounts written-off	(1,611)	(1,409)	-	(3,020)	(1,479)	(3,047)	-	(4,526)
Recoveries of amounts previously written-off	119	261	-	380	184	131	-	315
Charge to income statement
- continued	2,479	3,108	-	5,587	2,825	4,164	-	6,989
- discontinued	-	-	(11)	(11)	-	-	39	39
Unwind of discount	(156)	(204)	-	(360)	(146)	(182)	-	(328)

At end of period	8,873	11,850	-	20,723	7,791	9,879	-	17,670

Risk and balance sheet management (continued)

Risk management: Credit risk: Impairment provisions (continued)

Movement in loan impairment provisions (continued)

Key points

•
Overall the Q3 2011 impairment charge of £1.5 billion was £0.8 billion or 35% lower than the Q2 2011 charge as the latter reflected the impact of the re-assessment of Ulster Bank's Non-Core development land collateral values.

•	The year-to-date charge for 2011 of £5.6 billion was £1.5 billion lower than 2010, with reductions in both Core (£0.3 billion) and Non-Core (£1.1 billion).

•	The Group impairment charge as a percentage of loans and advances was 20 basis points lower at 1.5% in 2011 compared with 2010.

•	The loan impairment provision was broadly unchanged at £20.7 billion.

The following table analyses impairment provisions in respect of loans and advances to banks and customers.

	30 September 2011			30 June 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Latent loss	1,516	751	2,267	1,568	786	2,354	1,653	997	2,650
Collectively assessed	4,675	1,114	5,789	4,510	1,100	5,610	4,139	1,157	5,296
Individually assessed	2,557	9,984	12,541	2,543	10,120	12,663	1,948	8,161	10,109

Customer loans	8,748	11,849	20,597	8,621	12,006	20,627	7,740	10,315	18,055
Bank loans	125	1	126	131	1	132	126	1	127

Total provisions	8,873	11,850	20,723	8,752	12,007	20,759	7,866	10,316	18,182

% of loans (1)	2.1%	13.2%	4.1%	2.1%	12.6%	4.0%	1.9%	9.1%	3.4%

Note:

(1)	Customer provisions as a percentage of gross loans and advances to customers including assets of disposal groups and excluding reverse repos.

Risk and balance sheet management (continued)

Risk management: Credit risk: Impairment charge
The following table analyses the impairment charge for loans and securities.

	Quarter ended
	30 September 2011			30 June 2011			30 September 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Latent loss	(33)	(27)	(60)	(16)	(172)	(188)	132	(92)	40
Collectively assessed	548	141	689	465	126	591	450	298	748
Individually assessed	302	521	823	361	1,473	1,834	197	923	1,120

Customer loans	817	635	1,452	810	1,427	2,237	779	1,129	1,908
Securities - sovereign debt impairment and related interest rate hedge adjustments	202	-	202	842	-	842	-	-	-
Securities - other	37	47	84	43	(16)	27	3	42	45

Charge to income statement	1,056	682	1,738	1,695	1,411	3,106	782	1,171	1,953

Charge relating to customer loans as a % of gross customer loans (1)	0.8%	2.8%	1.1%	0.8%	6.0%	1.8%	0.7%	3.9%	1.4%

	Nine months ended
	30 September 2011			30 September 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Latent loss	(165)	(190)	(355)	63	(68)	(5)
Collectively assessed	1,597	403	2,000	1,699	642	2,341
Individually assessed	1,047	2,895	3,942	1,063	3,590	4,653

Customer loans	2,479	3,108	5,587	2,825	4,164	6,989
Securities - sovereign debt impairment and related interest rate hedge adjustments	1,044	-	1,044	-	-	-
Securities - other	100	60	160	25	101	126

Charge to income statement	3,623	3,168	6,791	2,850	4,265	7,115

Charge relating to customer loans as a % of gross customer loans (1)	0.8%	4.6%	1.5%	0.9%	4.7%	1.7%

Note:

(1)	Customer loan impairment charge as a percentage of gross loans and advances to customers including assets of disposal groups and excluding reverse repos.

Risk and balance sheet management (continued)

Risk management: Credit risk: Impairment charge (continued)

Key points

•	The £60 million latent loss release in Q3 2011 reflects improving trends in US Retail & Commercial performing book metrics (Core and Non-Core).

•
Collectively assessed impairments increased primarily within US Retail & Commercial's home equity and corporate portfolios as well as in Ulster Bank, the latter driven by deteriorating mortgage credit metrics.

•	The £1.0 billion decrease in individually assessed impairments in Q3 2011 principally reflects higher impairments booked in Q2 2011 relating to Ulster Bank's development land portfolio in Non-Core.

•	Sovereign debt impairments in Q3 2011 reflect further declines in the market value of AFS Greek sovereign bonds.

Debt securities
The table below analyses debt securities by issuer and measurement classification. The categorisation of debt securities has been revised to include asset-backed securities (ABS) by class of issuer. The main changes are to US Central and local government which now includes US federal agencies and Financial institutions which now includes US government sponsored agencies and securitisation entities. 2010 data are presented on the revised basis.

	Central and local government			Banks	Other financial institutions	Corporate	Total	Of which ABS
	UK	US	Other
	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2011
Held-for-trading (HFT)	8,434	20,120	47,621	4,216	27,511	4,666	112,568	24,123
Designated as at fair value	1	-	140	4	7	10	162	1
Available-for-sale	13,328	20,032	28,976	17,268	28,463	2,334	110,401	41,091
Loans and receivables	10	-	-	274	5,764	478	6,526	5,447

	21,773	40,152	76,737	21,762	61,745	7,488	229,657	70,662

Of which US agencies	-	5,311	-	-	27,931	-	33,242	30,272

Short positions (HFT)	(2,896)	(12,763)	(21,484)	(2,043)	(4,437)	(1,680)	(45,303)	(895)

Available-for-sale
Gross unrealised gains	1,090	1,240	1,331	310	1,117	81	5,169	1,242
Gross unrealised losses	-	-	(989)	(1,039)	(2,371)	(24)	(4,423)	(3,114)

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities (continued)

	Central and local government			Banks	Other financial institutions	Corporate	Total	Of which ABS
	UK	US	Other
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading	5,097	15,648	42,828	5,486	23,711	6,099	98,869	21,988
Designated as at fair value	1	117	262	4	8	10	402	119
Available-for-sale	8,377	22,244	32,865	16,982	29,148	1,514	111,130	42,515
Loans and receivables	11	-	-	1	6,686	381	7,079	6,203

	13,486	38,009	75,955	22,473	59,553	8,004	217,480	70,825

Of which US agencies	-	6,811	-	-	21,686	-	28,497	25,375

Short positions (HFT)	(4,200)	(10,943)	(18,913)	(1,844)	(3,356)	(1,761)	(41,017)	(1,335)

Available-for-sale
Gross unrealised gains	349	525	700	143	827	51	2,595	1,057
Gross unrealised losses	(10)	(2)	(618)	(786)	(2,626)	(55)	(4,097)	(3,396)

Key points

•	Held-for-trading bonds increased by £13.7 billion of which £12.6 billion relates to government bonds (principally G10).

•	Whilst the Group's AFS portfolio decreased by £0.7 billion, UK government bonds increased by £5.0 billion, principally in the Group's liquidity portfolio.

The table below analyses debt securities by issuer and external ratings; ratings are based on the lowest of S&P, Moody's and Fitch.

	Central and local government			Banks	Other financial institutions	Corporate	Total	% of total	Of which ABS
	UK	US	Other
30 September 2011	£m	£m	£m	£m	£m	£m	£m		£m

AAA	21,773	27	43,712	9,363	14,120	553	89,548	39	18,771
AA to AA+	-	40,094	4,247	4,279	31,785	661	81,066	35	35,954
A to AA-	-	9	25,043	5,087	4,783	1,894	36,816	16	5,670
BBB- to A-	-	-	2,460	2,032	3,873	2,104	10,469	5	4,431
Non-investment grade	-	-	1,242	709	5,242	1,778	8,971	4	4,619
Unrated	-	22	33	292	1,942	498	2,787	1	1,217

	21,773	40,152	76,737	21,762	61,745	7,488	229,657	100	70,662

31 December 2010

AAA	13,486	38,009	44,123	10,704	39,388	878	146,588	67	51,235
AA to AA+	-	-	18,025	3,511	6,023	616	28,175	13	6,335
A to AA-	-	-	9,138	4,926	2,656	1,155	17,875	8	3,244
BBB- to A-	-	-	2,845	1,324	3,412	2,005	9,586	5	3,385
Non-investment grade	-	-	1,770	1,528	5,522	2,425	11,245	5	4,923
Unrated	-	-	54	480	2,552	925	4,011	2	1,703

	13,486	38,009	75,955	22,473	59,553	8,004	217,480	100	70,825

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities (continued)

Key points

•	The decrease in AAA rated debt securities relates to the downgrading of US government and agencies to AA+ by S&P in August 2011.

•	The proportion of debt securities rated A to AA- increased to 16%, principally reflecting the Japanese government downgrade in January 2011.

•	Non-investment grade and unrated debt securities now account for 5% of the debt securities portfolio down from 7% at the start of the year.

Asset-backed securities

	RMBS (1)
	Government sponsored or similar (2)	Prime	Non- conforming	Sub- prime	MBS covered bond	CMBS (3)	CDOs (4)	CLOs (5)	Other ABS (6)	Total
30 September 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AAA	4,391	4,152	1,509	144	3,462	893	194	2,198	1,828	18,771
AA to AA+	31,037	117	111	97	1,162	839	125	1,496	970	35,954
A to AA-	137	603	124	175	1,680	1,326	166	569	890	5,670
BBB- to A-	-	147	295	59	1,553	383	92	601	1,301	4,431
Non-investment grade	-	768	676	486	-	327	1,516	170	676	4,619
Unrated	-	146	47	213	-	67	134	331	279	1,217

	35,565	5,933	2,762	1,174	7,857	3,835	2,227	5,365	5,944	70,662

Of which in Non-Core	-	269	463	276	-	1,158	1,953	4,698	1,976	10,793

31 December 2010

AAA	28,835	4,355	1,754	317	7,107	2,789	444	2,490	3,144	51,235
AA to AA+	1,529	147	144	116	357	392	567	1,786	1,297	6,335
A to AA-	-	67	60	212	408	973	296	343	885	3,244
BBB- to A-	-	82	316	39	-	500	203	527	1,718	3,385
Non-investment grade	-	900	809	458	-	296	1,863	332	265	4,923
Unrated	-	196	52	76	-	-	85	596	698	1,703

	30,364	5,747	3,135	1,218	7,872	4,950	3,458	6,074	8,007	70,825

Notes:

(1)	Residential mortgage-backed securities.
(2)	Includes US agency and Dutch government guaranteed securities.
(3)	Commercial mortgage-backed securities.
(4)	Collateralised debt obligations.
(5)	Collateralised loan obligations.
(6)	Other ABS includes £1.4 billion (31 December 2010 - £1.9 billion) of covered bonds.

For analyses of ABS by geography and measurement classification, refer to Appendix 3.

Risk and balance sheet management (continued)

Risk management: Credit risk: Available-for-sale debt securities and reserves
The table below analyses available-for-sale (AFS) debt securities by issuer and related AFS reserves, gross and net of tax, for countries exceeding £0.5 billion, together with the total in aggregate of those individually less than £0.5 billion.

	30 September 2011							31 December 2010
	Central and local government	Banks	Other financial institutions	Corporate	Total	Of which ABS	AFS reserves (gross)	Central and local government	Banks	Other financial institutions	Corporate	Total	Of which ABS	AFS reserves (gross)
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

US	20,032	394	16,710	169	37,305	19,907	523	22,244	704	15,973	65	38,986	20,872	(304)
UK	13,328	4,053	996	891	19,268	3,830	589	8,377	4,297	1,662	438	14,774	4,002	158
Germany	11,084	1,518	109	99	12,810	1,083	416	10,648	1,291	386	219	12,544	1,360	(39)
Netherlands	2,749	1,357	6,163	201	10,470	6,892	(8)	3,469	984	6,238	264	10,955	6,773	(164)
Spain	81	5,131	1,632	8	6,852	6,724	(1,408)	88	5,264	1,657	9	7,018	6,773	(1,277)
France	4,605	988	561	247	6,401	639	52	5,912	774	630	71	7,387	575	19
Japan	3,575	-	-	6	3,581	-	1	4,354	-	80	2	4,436	-	-
Australia	-	1,834	262	289	2,385	495	(17)	-	1,659	320	93	2,072	486	(33)
MDBs (1)	-	-	1,112	-	1,112	-	37	-	-	912	-	912	-	30
Italy	852	168	55	6	1,081	221	(215)	906	198	54	15	1,173	243	(115)
Singapore	732	180	20	-	932	-	-	649	189	20	-	858	-	-
Belgium	771	39	-	3	813	34	(91)	763	39	-	1	803	34	(53)
India	627	176	-	-	803	-	(6)	548	139	-	-	687	-	2
Hong Kong	641	-	-	-	641	-	-	905	8	-	-	913	-	-
Denmark	433	183	-	-	616	-	-	629	172	-	-	801	-	2
Austria	296	61	105	140	602	156	(40)	274	67	4	131	476	51	(26)
Sweden	39	379	141	26	585	250	1	30	288	131	15	464	269	1
Switzerland	323	228	-	7	558	-	1	657	148	-	8	813	-	11
Greece	532	-	-	-	532	-	-	895	-	-	-	895	-	(694)
Republic of Ireland	115	176	1	91	383	151	(83)	104	435	62	88	689	177	(99)
South Korea	138	-	86	-	224	86	-	261	-	429	-	690	429	(1)
< £0.5bn	1,383	403	510	151	2,447	623	(142)	1,773	326	590	95	2,784	471	(123)

	62,336	17,268	28,463	2,334	110,401	41,091	(390)	63,486	16,982	29,148	1,514	111,130	42,515	(2,705)

Tax on AFS reserves							11							644

AFS reserves net of tax							(379)							(2,061)

(1)	Represents multilateral development banks and other supranational organisations.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives
The Group's derivative assets by internal grading scale and residual maturity are analysed below. Master netting arrangements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation in the Group's balance sheet under IFRS.

		30 September 2011						30 June 2011 Total	31 December 2010 Total
Asset quality	Probability of default range	0-3 months	3-6 months	6-12 months	1-5 years	Over 5 years	Total
		£m	£m	£m	£m	£m	£m	£m	£m

AQ1	0% - 0.034%	41,121	13,820	19,858	137,585	304,713	517,097	357,031	408,489
AQ2	0.034% - 0.048%	591	116	347	2,016	4,195	7,265	5,600	2,659
AQ3	0.048% - 0.095%	2,618	525	939	3,609	6,832	14,523	10,908	3,317
AQ4	0.095% - 0.381%	1,135	399	828	3,373	4,670	10,405	6,624	3,391
AQ5	0.381% - 1.076%	4,469	173	341	2,707	6,019	13,709	6,933	4,860
AQ6	1.076% - 2.153%	282	65	78	929	1,117	2,471	3,595	1,070
AQ7	2.153% - 6.089%	327	134	93	670	2,144	3,368	2,072	857
AQ8	6.089% - 17.222%	3	11	30	160	970	1,174	654	403
AQ9	17.222% - 100%	10	12	19	402	697	1,140	486	450
AQ10	100%	26	11	48	713	394	1,192	969	1,581

		50,582	15,266	22,581	152,164	331,751	572,344	394,872	427,077
Counterparty mtm netting							(473,256)	(323,455)	(330,397)
Cash collateral held against derivative exposures							(38,202)	(27,500)	(31,096)

Net exposure							60,886	43,917	65,584

At 30 September 2011, the Group also held collateral in the form of securities of £5.5 billion (30 June 2011 - £4.2 billion; 31 December 2010 - £2.9 billion) against derivative positions.

The table below analyses the fair value of the Group's derivatives by type of contract.

	30 September 2011		30 June 2011		31 December 2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Contract type	£m	£m	£m	£m	£m	£m

Interest rate contracts	424,130	407,814	283,966	269,638	311,731	299,209
Exchange rate contracts	107,024	112,184	72,682	78,095	83,253	89,375
Credit derivatives	33,884	31,574	32,507	30,877	26,872	25,344
Equity and commodity contracts	7,306	10,218	5,717	9,199	5,221	10,039

	572,344	561,790	394,872	387,809	427,077	423,967

Key points

30 September 2011 compared with 30 June 2011

•
Net exposure, after taking account of position and collateral netting arrangements, increased significantly (up 39%) due to higher derivative fair values (see below) primarily reflecting economic uncertainty and the eurozone crisis.

•
Continued reductions in interest rates and the depreciation of sterling against the US dollar resulted in an increase in fair values of interest rate contracts. This was partially offset by the effect of the appreciation of sterling against the euro.  All major five and ten year interest rate indices (sterling, euro, and the US dollar), moved down, decreasing by approximately 74 to 84 and 90 to 116 basis points respectively.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)

Key points (continued)

30 September 2011 compared with 30 June 2011 (continued)

•
Exchange rate contracts increased due to increased volume, trading fluctuations and the depreciation of sterling against the US dollar, as the majority of exchange rate contracts are US dollar denominated.

•	Credit derivative fair values increased due to widening credit spreads.

30 September 2011 compared with 31 December 2010

•
Net exposure, after taking account of position and collateral netting arrangements, reduced by 7%, despite an increase in derivative carrying values primarily due to increased use of netting arrangements.

•	Interest rate contracts increased due to continued reductions in interest rate yields. This was partially offset by the effect of marginal appreciation of sterling against the US dollar and the euro.

•	Exchange rate contracts increased due to trading fluctuations and movements in forward rates and volume.

•	Credit derivative fair values increased due to widening credit spreads.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)
The Group's exposures to monolines and CDPCs by credit rating are summarised below, ratings are based on the lower of S&P and Moody's. All of these exposures are held within Non-Core.

Exposures to monoline insurers

	Notional: protected assets	Fair value: reference protected assets	Gross exposure	Credit valuation adjustment (CVA)	Hedges	Net exposure
	£m	£m	£m	£m	£m	£m

30 September 2011
A to AA-	5,411	4,735	676	259	-	417
Non-investment grade	7,098	3,684	3,414	2,568	70	776

	12,509	8,419	4,090	2,827	70	1,193

Of which:
CMBS	3,954	1,879	2,075	1,599
CDOs	988	156	832	619
CLOs	4,806	4,348	458	183
Other ABS	2,275	1,758	517	309
Other	486	278	208	117

	12,509	8,419	4,090	2,827

30 June 2011
A to AA-	5,547	4,936	611	166	-	445
Non-investment grade	7,079	4,047	3,032	2,155	68	809

	12,626	8,983	3,643	2,321	68	1,254

Of which:
CMBS	3,853	2,131	1,722	1,285
CDOs	1,086	230	856	596
CLOs	4,946	4,561	385	107
Other ABS	2,241	1,739	502	250
Other	500	322	178	83

	12,626	8,983	3,643	2,321

31 December 2010
A to AA-	6,336	5,503	833	272	-	561
Non-investment grade	8,555	5,365	3,190	2,171	71	948

	14,891	10,868	4,023	2,443	71	1,509

Of which:
CMBS	4,149	2,424	1,725	1,253
CDOs	1,133	256	877	593
CLOs	6,724	6,121	603	210
Other ABS	2,393	1,779	614	294
Other	492	288	204	93

	14,891	10,868	4,023	2,443

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)

Exposure to monoline insurers (continued)

Key points

30 September 2011 compared with 30 June 2011

•	The gross exposure, principally to monolines, increased reflecting the effect of credit spread on the underlying reference instruments and strengthening of the US dollar against sterling.

•	The increased CVA reflected the increase in exposure and the widened credit spreads of monoline insurers.

30 September 2011 compared with 31 December 2010

•	The increase in monoline CVA on a year-to-date basis was primarily attributable to wider monoline credit spreads.

Exposure to CPDCs

	Notional: protected assets	Fair value: reference protected assets	Gross exposure	Credit valuation adjustment	Net exposure
	£m	£m	£m	£m	£m

30 September 2011
AAA	211	209	2	-	2
A to AA-	640	614	26	15	11
Non-investment grade	19,294	17,507	1,787	902	885
Unrated	3,985	3,552	433	316	117

	24,130	21,882	2,248	1,233	1,015

30 June 2011
AAA	205	205	-	-	-
A to AA-	622	607	15	4	11
Non-investment grade	19,724	18,759	965	427	538
Unrated	3,927	3,712	215	101	114

	24,478	23,283	1,195	532	663

31 December 2010
AAA	213	212	1	-	1
A to AA-	644	629	15	4	11
Non-investment grade	20,066	19,050	1,016	401	615
Unrated	4,165	3,953	212	85	127

	25,088	23,844	1,244	490	754

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)

Exposure to CPDCs (continued)

Key points

30 September 2011 compared with 30 June 2011

•	The increase in gross exposure to CDPCs was mainly driven by wider credit spreads of the underlying reference loans and bonds coupled with the increase in the relative value of senior tranches.

•	CVA as a percentage of gross exposures increased from 45% to 55% principally reflecting higher CVA on certain CDPCs due to increased risks in the portfolio.

30 September 2011 compared with 31 December 2010

•
The year-to-date increase in the gross exposure to CDPCs mainly in Q3 2011, resulted from wider credit spreads of the underlying reference loans and bonds coupled with the increase in the relative value of senior tranches.

•	CVA as a percentage of gross exposures increased from 39% to 55%, as noted above.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk

Background
All country exposures are covered by the Group's country risk framework. This framework includes active management of portfolios either when these have been identified as exhibiting signs of stress, using the Group's country risk watch list process, or when it is otherwise considered appropriate. Granular portfolio reviews are undertaken to align country risk profiles to the Group's country risk appetite in light of evolving economic and political developments. Accordingly, limit controls are tailored to the level of risk associated with each country.

Ongoing concern surrounding the most vulnerable eurozone economies has intensified the Group's vigilance and controls. This involves frequent, comprehensive and detailed reviews of exposures to each of these countries, including increased prudence in counterparty monitoring which has led to several divestments and exposure reductions. In addition to Greece, Portugal and Ireland, the Group has recently brought Italy and Spain under tighter controls, and country limits are being set in response to these countries' uncertain outlook.

Country events in North Africa and the Middle East, a tsunami plus nuclear disaster in Japan, and developments in the eurozone have placed crisis management on the daily agenda for country risk this year. Following on from sovereign related stress tests and a series of broad thematic reviews, a Group wide response plan has been prepared to position the Group against potential increased stress in the eurozone. The plan covers themes such as sovereign debt restructuring, various eurozone breakup scenarios and a re-examination of prospective financial sector support given ongoing public finance and political pressures.

The following tables show the Group's exposure to countries at 30 September 2011, where the on-balance sheet exposure to counterparties incorporated in the country exceeded £1 billion and where the country had an external rating of A+ or below from S&P, Moody's or Fitch, as well as selected other eurozone countries. The numbers are stated before taking into account the impact of mitigating action, such as collateral, insurance or guarantees that may have been taken to reduce or eliminate exposure to country risk events. Shipping related exposures are not included due to their multinational nature.

The following apply to the tables on pages 128 to 140:

Lending comprises loans and advances, gross of impairment provisions, to: central banks, including cash balances; other banks and financial institutions, incorporating overdraft and other short-term facilities; corporations, in large part loans and leases; and individuals, comprising mortgages, personal loans and credit card balances. Risk elements in lending (REIL) are included within lending and comprise impaired loans and loans where an impairment event has taken place.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk (continued)

Background (continued)
Debt securities comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value; LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented net of short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest are recognised in the income statement; other changes in the fair value of AFS securities are reported within AFS reserves.

Derivatives comprise the marked-to-market (mtm) value of such contracts after the effect of enforceable netting agreements, but gross of collateral. Repos comprise the marked-to-market value of counterparty exposure arising from repo transactions net of collateral.

Off balance sheet amounts comprise the sum of contingent liabilities, including guarantees, and committed undrawn facilities.

Credit default swaps (CDS): Under a CDS contract the buyer is protected in the event of the default of the reference entity by the seller. Fair value or mtm value of CDS represents the carrying value on the balance sheet. The mtm value of CDSs is included within derivatives against the counterparty of the credit derivative, as opposed to the reference entity.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk (continued)

Summary

	Lending
	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which		Debt securities	Derivatives (gross of collateral) and repos	Contingent liabilities and commitments
								Core	Non-Core
30 September 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone:
Ireland	54	2,235	49	542	19,574	19,606	42,060	31,549	10,511	900	2,354	3,340
Spain	10	3	554	90	6,599	380	7,636	3,505	4,131	6,497	2,521	1,990
Italy	-	76	420	472	2,057	25	3,050	1,437	1,613	1,180	2,331	3,168
Greece	7	10	1	32	381	14	445	325	120	707	335	71
Portugal	43	-	57	-	579	5	684	333	351	139	443	356
Other
- Germany	-	15,483	1,473	334	7,099	166	24,555	18,832	5,723	17,434	15,769	7,752
- Netherlands	2,257	7,393	642	1,896	5,540	21	17,749	15,003	2,746	11,729	11,290	14,536
- France	503	56	1,998	695	4,354	79	7,685	5,218	2,467	11,125	9,777	11,303
- Luxembourg	-	27	92	1,087	2,448	3	3,657	2,060	1,597	162	3,663	2,172
- Belgium	226	13	384	399	800	20	1,842	1,273	569	920	2,818	1,435
Rest of eurozone	120	-	61	115	1,511	26	1,833	1,494	339	1,152	1,919	1,362

Other selected countries

India	-	164	1,382	94	3,295	150	5,085	4,670	415	1,867	194	1,492
China	23	170	2,226	6	746	55	3,226	3,033	193	444	762	1,365
South Korea	-	39	1,024	3	636	1	1,703	1,693	10	1,106	589	365
Turkey	231	27	294	55	1,187	15	1,809	1,330	479	386	83	498
Russia	-	20	986	44	852	69	1,971	1,851	120	107	93	620
Brazil	-	-	1,035	-	273	4	1,312	1,201	111	659	25	172
Romania	30	174	22	15	473	410	1,124	13	1,111	302	10	161
Mexico	-	-	207	-	993	1	1,201	819	382	27	127	359
Indonesia	77	31	288	23	311	110	840	720	120	139	365	133
Poland	37	-	-	10	635	5	687	639	48	294	60	709

For definitions refer to pages 126 and 127.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk (continued)

Summary(continued)

	Lending
	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which		Debt securities	Derivatives (gross of collateral) and repos	Contingent liabilities and commitments
								Core	Non-Core
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone:
Ireland	61	2,119	87	813	19,881	20,228	43,189	32,432	10,757	1,323	2,940	4,311
Spain	19	5	166	92	6,962	407	7,651	3,130	4,521	7,107	2,047	2,883
Italy	45	78	668	418	2,483	27	3,719	1,818	1,901	3,836	2,030	3,853
Greece	14	36	18	31	188	16	303	173	130	974	203	162
Portugal	86	-	63	-	611	6	766	450	316	242	393	734
Other
- Germany	-	10,894	1,060	422	7,423	162	19,961	13,586	6,375	14,747	15,263	8,904
- Netherlands	914	6,484	554	1,801	6,161	81	15,995	12,792	3,203	12,523	9,035	17,914
- France	511	3	1,095	470	4,376	102	6,557	3,769	2,788	14,041	8,606	11,640
- Luxembourg	-	25	26	734	2,503	3	3,291	1,773	1,518	378	2,545	2,383
- Belgium	102	14	441	32	893	327	1,809	1,307	502	803	2,207	1,492
Rest of eurozone	124	1	142	119	1,503	24	1,913	1,581	332	535	1,351	2,018

Other selected countries

India	-	-	1,307	307	2,590	273	4,477	3,824	653	1,686	177	1,239
China	17	298	1,223	16	753	64	2,371	2,135	236	573	251	1,589
South Korea	-	276	1,033	5	555	2	1,871	1,821	50	1,353	457	688
Turkey	282	68	448	37	1,365	12	2,212	1,520	692	550	103	686
Russia	-	110	244	7	1,181	58	1,600	1,475	125	124	51	596
Brazil	-	-	825	-	315	5	1,145	1,025	120	687	15	190
Romania	36	178	21	21	426	446	1,128	7	1,121	310	8	319
Mexico	-	8	149	-	999	1	1,157	854	303	144	122	840
Indonesia	84	42	242	19	294	131	812	658	154	356	249	249
Poland	-	168	7	7	655	6	843	735	108	271	69	1,020

For definitions refer to pages 126 and 127.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk (continued)

External risk environment
So far 2011 has seen heightened country risks, which have intensified in the past quarter. However, trends have been divergent. Conditions have deteriorated among vulnerable eurozone countries facing growth impediments and higher public debt burdens, with market risks rising sharply in the past quarter. Many emerging markets have continued to enjoy relative stability, seeing net inflows of capital and lower spreads despite the impact of higher risk aversion in Q3 2011. In the US, notwithstanding a sovereign downgrade from a rating agency, a deal was secured to increase the sovereign debt ceiling, and yields on government debt remain low.

Europe has been at the centre of rising global risks, owing to a combination of slower growth among some of its major economies and a further deepening of the ongoing sovereign crisis which has in turn, increasingly harmed financial sector health. Risks in Greece have risen as a deeper than expected contraction in GDP has adversely affected the fiscal adjustment programme and hit debt sustainability. Some private sector creditors have proposed a burden sharing agreement to reduce debt repayments somewhat, but market prices of sovereign debt have implied investor expectations of a broader debt restructuring and concerns over contagion have risen sharply.

Despite the announcement of significant new support proposals by eurozone leaders in July, investor worries over risks to their implementation rose and market conditions worsened markedly through Q3 2011 as a result. Risk aversion towards Spanish and Italian assets picked up and despite a policy response by both countries, yields remained elevated, prompting the European Central Bank (ECB) to intervene to support their bonds in secondary markets for the first time. Contagion affected bank stocks and asset prices. At the International Monetary Fund (IMF) annual meetings in September, eurozone leaders agreed to enhance anti-crisis measures. Some steps, including boosting the resources of the European Financial Stability Facility and a proposed 50% voluntary haircut by private sector investors holding Greek debt, were taken at two key summits in October, but implementation risks remain high. Within a week of the summit, Greece proposed a referendum on its commitments under the deal, resulting in renewed concerns over the possibility of a more comprehensive restructuring.

Meanwhile, Portugal's new government has continued to remain on track with implementation of the European Union - International Monetary Fund (EU-IMF) deal agreed in May after a sharp deterioration in sovereign liquidity. Ireland's performance under its EU-IMF programme has been good and the announcement of a bank restructuring deal without defaults on senior debt obligations has helped improve market confidence. This was reflected in a compression in bond spreads in Q3 2011.

Emerging markets have meanwhile continued to perform relatively well. In Asia, despite growth slowing, China and India have continued to post strong overall expansion, while generally large external savings levels have reinforced balance of payments stability. In China specifically, measures to curb house price growth have proven effective, though concerns over bank asset quality linked to rapid lending growth in 2009 have risen.

In Emerging Europe, Russia has seen some contagion into asset markets from weaker commodity prospects and a challenging investment climate, but the sovereign balance sheet remains quite robust. Foreign exchange exposures remain a risk factor in a number of Eastern European economies. Elsewhere, Turkey's economy cooled in Q3 2011, helping to narrow the current account deficit sharply, though external vulnerabilities remain.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk (continued)

External risk environment (continued)
The Middle East and North Africa has been characterised by political instability in a number of the relatively lower income countries. Excluding Bahrain, pressures for change have been more contained in the Gulf Cooperation Council countries.

Latin America continues to be characterised by relative stability owing to balance sheet repair by a number of countries following crises in previous decades. Capital inflows have contributed to currency appreciation, but overheating pressures have so far proven contained, including in Brazil where credit growth has slowed from high levels.

Overall, the outlook for the rest of the year remains challenging, with risks likely to remain elevated but divergent. Much will depend on the success of EU efforts to contain contagion from the sovereign crisis and whether growth headwinds in larger advanced economies persist. Emerging market balance sheet risks remain lower, despite ongoing structural and political constraints, but these economies will continue to be affected by events elsewhere through financial markets and trade channels.

Key points

•
Currency movements had a significant impact on exposures in the third quarter as sterling fell by 2.8% against the US dollar and rose by 5.0% against the euro. However, they had less impact on exposures year-to-date as sterling rose by only 0.6% against the US dollar and 0.2% against the euro over the first three quarters of 2011.

•
Total exposure to over half of the countries shown in the table decreased over the nine months since 31 December 2010, driven partly by clients' debt reduction efforts and partly by a restrictive stance on the part of the Group. Reductions were seen particularly in off-balance sheet exposures and in lending. Exposures generally increased in (collateralised) derivatives and repos.

•
India - Continued strong economic growth led total exposure to grow by £1.1 billion so far this year, largely due to increases in lending to corporate clients (£0.7 billion) and in debt securities (£0.2 billion).

•
China - Lending to Chinese banks increased by £1.0 billion to £2.4 billion in 2011. This reflects increased activity with the top tier banks, partially driven by on-shore regulatory needs, and an increase in trade finance activity. These credit facilities support trade within the Asia-Pacific region as well as a number of key UK clients with trade finance requirements in China.

•
South Korea - Total exposure deceased by £0.6 billion, largely due to reductions in debt securities reflecting a hedge against a derivatives position which decreased over the course of the year and a reduction in off-balance exposures reflecting the expiration of a large medium-term guarantee and the Group's cautious stance given the current global economic downturn.

•
Eurozone - Portfolio composition and trends in a number of vulnerable eurozone countries are discussed in more detail below. Here, most peripheral eurozone exposure decreased, with derivatives and repos being the only component that still saw some gross increases in the third quarter. The CDS positions referencing sovereign debt are generally collateralised and are with large international banks or large international asset management companies outside the country of the referenced sovereign.

•
In the rest of the eurozone, exposure in the first nine months of 2011 increased mainly in lending to central banks (in Germany and the Netherlands, largely deposits of excess liquidity), to governments (the Netherlands) and to banks, particularly in the first half of the year (France and the Netherlands), as well as in derivatives and repos (the Netherlands, France and Luxembourg).

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Ireland

	Lending	REIL	Impairment provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Contingent liabilities and commitments
						Long	Short
Issuer	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2011
Central and local government	54	-	-	115	(40)	30	30	115	20	1
Central banks	2,235	-	-	-	-	-	-	-	1	-
Other banks	49	-	-	176	(44)	67	-	243	901	52
Other financial institutions	542	-	-	57	-	250	52	255	1,024	691
Corporate	19,574	10,195	5,667	148	1	139	-	287	407	2,061
Personal	19,606	2,210	954	-	-	-	-	-	1	535

	42,060	12,405	6,621	496	(83)	486	82	900	2,354	3,340

31 December 2010

Central and local government	61	-	-	104	(45)	93	88	109	20	1
Central banks	2,119	-	-	-	-	7	-	7	126	-
Other banks	87	-	-	435	(51)	96	45	486	1,523	83
Other financial institutions	813	-	-	291	(1)	205	-	496	837	1,050
Corporate	19,881	8,291	4,072	91	(2)	140	6	225	434	2,633
Personal	20,228	1,638	534	-	-	-	-	-	-	544

	43,189	9,929	4,606	921	(99)	541	139	1,323	2,940	4,311

Fair values of CDS referencing sovereign exposures were:

	30 September 2011	31 December 2010
Fair value	£m	£m

Bought protection	511	360
Sold protection	523	387

For definitions refer to pages 126 and 127.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Ireland (continued)

Key points

●
The Group has significant exposure to Ireland, largely through Ulster Bank. The portfolio is predominantly personal lending of £19.6 billion (largely mortgages) and corporate lending of £19.6 billion. In addition, the Group has lending and derivatives exposure to the Central Bank of Ireland, financial institutions and large international clients with funding units based in Ireland.

●
Total Group exposure (including off-balance sheet) declined by £3.1 billion to less than £50 billion from December 2010 to September 2011. Ulster Bank currently represents 87% of the Group's total Irish exposure.

Central and local government and central bank

●	Exposure to the government is modest at £0.2 billion.

●
Exposure to the central bank fluctuates, driven by reserve requirements and by placings of excess liquidity as part of the Group's assets and liabilities management. At 30 September 2011, exposure was £2.2 billion.

Financial institutions

●	Interbank lending, which is provided to the largest, systemically important Irish banks, is approximately £50 million.

●	Derivatives and repos exposure in GBM to banks and other financial institutions increased by £0.8 billion over the year to date. Transactions are typically collateralised.

Corporations

●
Corporate lending exposure decreased by approximately £0.3 billion in the nine months ended 30 September 2011. Exposure in this area is highest in the property sector £12.5 billion, which also experienced the biggest reduction, £160 million, in the same period. Risk elements in lending of £10.2 billion and impairment provisions of £5.7 billion, up since December 2010 by £1.9 billion and £1.6 billion respectively, are further discussed in the Ulster Bank section.

Personal

●	The Ulster Bank retail portfolio mainly consists of mortgages (approximately 92%), with the remainder comprising other personal lending and credit card exposure (see also page 142).

Non-Core

●	Of the total Irish exposure, £11.5 billion is designated Non-Core, £10.0 billion of which is related to commercial real estate.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Spain

	Lending	REIL	Impairment provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Contingent liabilities and commitments
						Long	Short
Issuer	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2011
Central and local government	10	-	-	81	(9)	864	1,271	(326)	40	30
Central banks	3	-	-	-	-	-	-	-	-	-
Other banks	554	-	-	5,131	(820)	137	178	5,090	1,904	40
Other financial institutions	90	-	-	1,694	(579)	71	55	1,710	32	228
Corporate	6,599	1,438	690	8	-	18	3	23	545	1,635
Personal	380	1	-	-	-	-	-	-	-	57

	7,636	1,439	690	6,914	(1,408)	1,090	1,507	6,497	2,521	1,990

31 December 2010

Central and local government	19	-	-	88	(7)	1,172	1,248	12	53	1
Central banks	5	-	-	-	-	-	-	-	-	-
Other banks	166	-	-	5,264	(834)	147	118	5,293	1,482	41
Other financial institutions	92	-	-	1,724	(474)	34	7	1,751	22	285
Corporate	6,962	1,871	572	9	38	50	8	51	490	2,494
Personal	407	1	-	-	-	-	-	-	-	62

	7,651	1,872	572	7,085	(1,277)	1,403	1,381	7,107	2,047	2,883

Fair values of CDS referencing sovereign exposures were:

	30 September 2011	31 December 2010
Fair value	£m	£m

Bought protection	562	436
Sold protection	547	435

For definitions refer to pages 126 and 127.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Spain (continued)

Key points

●	The Group's exposure to Spain consists primarily of lending to major investment grade corporations and a large covered bond portfolio.

●
Total (on and off-balance sheet) exposure decreased by £1.0 billion in the nine months ended 30 September 2011 to £18.6 billion, the majority of which consists of exposure to the property, natural resource and banking sectors.

Central and local government and central bank

●	The Group's exposure to the government is negative owing to a net short position in held-for-trading debt securities.

Financial institutions

●
A sizeable covered bond portfolio of £6.8 billion is the Group's largest exposure to Spanish banks and other financial institutions. Stress analysis on the AFS debt securities indicates that this exposure is unlikely to suffer material credit losses.

●
A further £1.9 billion of the Group's exposure to financial institutions consists of fully collateralised derivatives exposure to the top banks and a few of the largest regional banks. Lending to banks of almost £0.6 billion consists mainly of short-term money market lines with the top two international Spanish banks.

Corporations

●
Total exposure to corporate clients declined by £1.2 billion in the nine months ended 30 September 2011, driven by reductions in exposure to corporations in the property and telecom, media and technology sectors. REIL relates to commercial real estate lending and decreased reflecting disposals and restructurings; however provision increased due to declining collateral values.

Non-Core

●
Of the total Spanish exposure, £4.9 billion is in Non-Core, the majority of which is related to either real estate or project finance. Current Spanish property market conditions present significant disposal challenges. Despite this, Non-Core continues to seek divestment opportunities across the portfolio.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Italy

	Lending	REIL	Impairment provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Contingent liabilities and commitments
						Long	Short
Issuer	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2011
Central and local government	-	-	-	852	(191)	5,076	5,634	294	103	-
Central banks	76	-	-	-	-	-	-	-	-	-
Other banks	420	-	-	168	(16)	88	5	251	1,143	26
Other financial institutions	472	-	-	538	(8)	49	81	506	672	957
Corporate	2,057	451	139	68	-	61	-	129	413	2,172
Personal	25	-	-	-	-	-	-	-	-	13

	3,050	451	139	1,626	(215)	5,274	5,720	1,180	2,331	3,168

31 December 2010

Central and local government	45	-	-	906	(99)	5,113	3,175	2,844	71	6
Central banks	78	-	-	-	-	-	-	-	-	-
Other banks	668	-	-	198	(11)	67	16	249	782	161
Other financial institutions	418	-	-	646	(5)	49	-	695	759	1,217
Corporate	2,483	314	141	20	-	36	8	48	418	2,456
Personal	27	-	-	-	-	-	-	-	-	13

	3,719	314	141	1,770	(115)	5,265	3,199	3,836	2,030	3,853

Fair values of CDS referencing sovereign exposures were:

	30 September 2011	31 December 2010
Fair value	£m	£m

Bought protection	1,815	641
Sold protection	1,691	551

For definitions refer to pages 126 and 127.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Italy (continued)

Key points

●	The Group is an active market maker in Italian government bonds, resulting in substantial long positions in held-for-trading securities against approximately equal short positions.

●
The Group maintains relationships with government entities, banks, other financial institutions and large corporate clients, in the case of the latter predominantly with subsidiaries of multinationals. Since the start of 2011 the Group has taken steps to reduce and mitigate its risks through increased collateral requirements, additional security and strategic exits where appropriate, in line with its evolving appetite for Italian risk. Total exposure to entities incorporated in Italy declined by £3.7 billion in the nine months ended 30 September 2011, to £9.7 billion, much of which was lending to corporate clients, banks and other financial institutions.

Central and local government and central bank

●	Total exposure to the government including net debt securities positions was significantly reduced by £2.6 billion to £0.4 billion.

Financial institutions

●
The majority of the Group's exposure to Italian financial institutions is concentrated on the two largest, systemically important groups and consists of collateralised derivatives and, to a lesser extent, short-term interbank lending.

Corporations

●
Since 31 December 2010, total exposure has declined by approximately £0.6 billion, driven in part by reductions in lending to the property industry. However, the Group has maintained lending facilities to the manufacturing and natural resource sectors.

Non-Core

●
Of the total Italian exposure, £1.8 billion is in Non-Core, the majority of which is related to real estate or project finance. The key risk in the portfolio is the availability of refinancing options for current clients.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Greece

	Lending	REIL	Impairment provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Contingent liabilities and commitments
						Long	Short
Issuer	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2011
Central and local government	7	-	-	532	-	180	7	705	-	-
Central banks	10	-	-	-	-	-	-	-	-	-
Other banks	1	-	-	-	-	-	-	-	299	1
Other financial institutions	32	-	-	-	-	-	-	-	2	-
Corporate	381	335	249	-	-	2	-	2	34	60
Personal	14	-	-	-	-	-	-	-	-	10

	445	335	249	532	-	182	7	707	335	71

31 December 2010

Central and local government	14	-	-	895	(694)	118	39	974	7	7
Central banks	36	-	-	-	-	-	-	-	-	-
Other banks	18	-	-	-	-	-	-	-	167	1
Other financial institutions	31	-	-	-	-	-	-	-	3	3
Corporate	188	48	48	-	-	-	-	-	26	141
Personal	16	-	-	-	-	-	-	-	-	10

	303	48	48	895	(694)	118	39	974	203	162

Fair values of CDS referencing sovereign exposures were:

	30 September 2011	31 December 2010
Fair value	£m	£m

Bought protection	1,832	854
Sold protection	1,720	871

For definitions refer to pages 126 and 127.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Greece (continued)

Key points

●	Given the continued economic distress in Greece, the Group is actively managing its exposure to this country.

●	Much of the exposure is collateralised or guaranteed. As a result, the Group has reduced its effective exposure to Greece in line with the de-risking strategy that has been in place since early 2010.

Central and local government and central bank

●
As a result of the continued deterioration in Greece's fiscal position, coupled with the potential for the restructuring of Greek sovereign debt, the Group recognised an impairment charge in respect of available-for-sale Greek government bonds in H1 2011. These bonds continue to represent a significant proportion of the total Greek portfolio.

Financial institutions

●	Exposure to Greek banks remains under close scrutiny and is actively managed. Lending exposures to banks are very small.

●
The gross derivatives exposure to banks increased by slightly over £0.1 billion in the third quarter but is largely collateralised; the remainder consists for the most part of transactions conducted with Greek subsidiaries of non-Greek banks.

Corporations

●
At the start of the year, a number of defaulted clients re-incorporated in Greece causing a £0.2 billion increase in lending as well as increases in the risk elements in lending and in impairment provisions.

●	The ongoing deterioration in Greek sovereign credit quality led to some further increase in provisions and to a rigorous review of Greek corporate exposure.

●
Accordingly, and allowing for the effect described above, the Group's total corporate exposure is declining. The focus is now on short-term trade facilities to the domestic subsidiaries of international clients, increasingly supported by parental guarantees.

Non-Core

●	Of the total Greek exposure, £0.2 billion is in Non-Core.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Portugal

	Lending	REIL	Impairment provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Contingent liabilities and commitments
						Long	Short
Issuer	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2011
Central and local government	43	-	-	66	(53)	70	152	(16)	19	-
Central banks	-	-	-	-	-	-	-	-	-	-
Other banks	57	-	-	91	(37)	14	11	94	338	-
Other financial institutions	-	-	-	5	-	13	-	18	12	-
Corporate	579	27	27	43	-	-	-	43	74	348
Personal	5	-	-	-	-	-	-	-	-	8

	684	27	27	205	(90)	97	163	139	443	356

31 December 2010

Central and local government	86	-	-	92	(26)	68	122	38	29	211
Central banks	-	-	-	-	-	-	-	-	-	-
Other banks	63	-	-	106	(24)	46	2	150	307	2
Other financial institutions	-	-	-	47	-	7	-	54	7	1
Corporate	611	27	21	-	1	-	-	-	50	512
Personal	6	-	-	-	-	-	-	-	-	8

	766	27	21	245	(49)	121	124	242	393	734

Fair values of CDS referencing sovereign exposures were:

	30 September 2011	31 December 2010
Fair value	£m	£m

Bought protection	1,053	471
Sold protection	1,041	460

For definitions refer to pages 126 and 127.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Portugal (continued)

Key points

●	Following the closure of its local branch in early 2011, the Group has modest exposure overall. The portfolio is focused on corporate lending and derivatives trading with the largest local banks.

Central and local government and central bank

●
In the first nine months of 2011, the sovereign risk position was reduced, largely the result of decreases in contingent exposures to three public sector entities in addition to bond sales and maturities. Overall, the exposure shrank to less than £50 million in the nine months.

Financial institutions

●	As the Portuguese economy deteriorated, the Group reduced its exposure in all areas.

●
Approximately 90% of remaining counterparty exposures are focused on the top four systemically important financial groups. Exposures generally consist of collateralised trading products and short-term treasury lines.

Corporations

●	The Group's exposure is concentrated on large highly creditworthy clients. The largest exposure is to corporations active in the energy and transport sectors.

●	Trade finance exposure was nearly halved in the third quarter to £50 million.

Non-Core

●	Of the total Portuguese exposure, £0.6 billion is in Non-Core, 87% of which is related to project finance.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core)

Overview
Ulster Bank Group accounts for 9.8% of the Group's total gross customer loans (30 June 2011 - 10.2%; 31 December 2010 - 9.9%) and 8.5% of the Group's Core gross customer loans (30 June 2011 - 8.8%; 31 December 2010 - 8.9%). The Q3 2011 impairment charge was £608 million (Q3 2010 - £962 million) with commercial real estate and mortgage sectors accounting for £314 million (52%) and £126 million (21%) of the total Q3 2011 impairment charge respectively. The impairment charge in Q3 2011 was driven by a combination of new defaulting customers and deteriorating security values.  Provisions as a percentage of REIL has increased from 51.4% at 30 June 2011 to 51.6% at 30 September 2011 (30 September 2010 - 39%).

The impairment charge of £608 million for Q3 2011 was £638 million lower than the £1,246 million impairment charge for Q2 2011. Non-Core was the main driver for this reduction with its impairment charge £696 million lower in Q3 2011 compared with Q2 2011 due to a slower rate of deterioration in security values and a decrease in the value of loans defaulting in the quarter. The Core portfolio quarterly impairment charge increased by £58 million to £327 million (Q2 2011- £269 million), with the mortgage portfolio accounting for £48 million of the increase. Impairments remain elevated as high unemployment coupled with higher taxation and less liquidity in the economy continues to depress the property market and domestic spending.

Core
The Q3 2011 impairment charge was £327 million (Q3 2010 - £286 million) with the mortgage sector accounting for £126 million (39%) of the total Q3 2011 impairment charge. These impairment losses reflect the difficult economic climate in Ireland with elevated default levels across both mortgage and other corporate portfolios.

Ulster Bank Group is assisting customers in this difficult environment. Mortgage forbearance policies which are deployed through the 'Flex' initiative are aimed at assisting customers in financial difficulty.

Non-Core
The Q3 2011 impairment charge was £281 million (Q3 2010 - £676 million) with the commercial real estate sector accounting for £236 million (84%) of the total Q3 2011 charge. The impairment charge decreased from £977 million in Q2 2011 to £281 million in Q3 2011, primarily reflecting a slower rate of deterioration in security values and a reduction in the value of loans defaulting.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector

	Gross loans (1)	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Q3 Impairment charge	Q3 Amounts written-off
30 September 2011	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	20,692	2,138	852	10.3	40	4.1	126	-
Personal unsecured	1,557	201	182	12.9	91	11.7	12	4
Commercial real estate
- investment	4,241	1,163	373	27.4	32	8.8	58	-
- development	923	261	135	28.3	52	14.6	20	-
Other corporate	8,133	1,793	1,025	22.0	57	12.6	111	37

	35,546	5,556	2,567	15.6	46	7.2	327	41

Non-Core
Commercial real estate
- investment	3,937	2,684	1,247	68.2	47	31.7	74	1
- development	8,703	7,687	4,342	88.3	57	49.9	162	1
Other corporate	1,670	1,176	674	70.4	57	40.4	45	9

	14,310	11,547	6,263	80.7	54	43.8	281	11

Ulster Bank Group
Mortgages	20,692	2,138	852	10.3	40	4.1	126	-
Personal unsecured	1,557	201	182	12.9	91	11.7	12	4
Commercial real estate
- investment	8,178	3,847	1,620	47.0	42	19.8	132	1
- development	9,626	7,948	4,477	82.6	56	46.5	182	1
Other corporate	9,803	2,969	1,699	30.3	57	17.3	156	46

	49,856	17,103	8,830	34.3	52	17.7	608	52

Note:

(1)	Funded customer loans.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector (continued)

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	H1 Impairment charge	H1 Amounts written-off
30 June 2011	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	21,778	2,014	769	9.2	38	3.5	311	4
Personal unsecured	1,605	201	181	12.5	90	11.3	33	15
Commercial real estate
- investment	4,338	838	331	19.3	40	7.6	115	-
- development	955	241	120	25.2	50	12.6	48	-
Other corporate	8,699	1,822	1,000	20.9	55	11.5	223	2

	37,375	5,116	2,401	13.7	47	6.4	730	21

Non-Core
Commercial real estate
- investment	4,076	2,662	1,231	65.3	46	30.2	384	-
- development	9,002	7,847	4,367	87.2	56	48.5	1,313	-
Other corporate	1,811	1,226	661	67.7	54	36.5	113	2

	14,889	11,735	6,259	78.8	53	42.0	1,810	2

Ulster Bank Group
Mortgages	21,778	2,014	769	9.2	38	3.5	311	4
Personal unsecured	1,605	201	181	12.5	90	11.3	33	15
Commercial real estate
- investment	8,414	3,500	1,562	41.6	45	18.6	499	-
- development	9,957	8,088	4,487	81.2	56	45.1	1,361	-
Other corporate	10,510	3,048	1,661	29.0	55	15.8	336	4

	52,264	16,851	8,660	32.2	51	16.6	2,540	23

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector (continued)

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Q4 Impairment charge	Q4 Amounts written-off
31 December 2010	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	21,162	1,566	439	7.4	28	2.1	159	3
Personal unsecured	1,282	185	158	14.4	85	12.3	13	6
Commercial real estate
- investment	4,284	598	332	14.0	56	7.7	79	-
- development	1,090	65	37	6.0	57	3.4	(10)	-
Other corporate	9,039	1,205	667	13.3	55	7.4	135	1

	36,857	3,619	1,633	9.8	45	4.4	376	10

Non-Core
Commercial real estate
- investment	3,854	2,391	1,000	62.0	42	25.9	206	-
- development	8,760	6,341	2,783	72.4	44	31.8	596	-
Other corporate	1,970	1,310	561	66.5	43	28.5	(19)	-

	14,584	10,042	4,344	68.9	43	29.8	783	-

Ulster Bank Group
Mortgages	21,162	1,566	439	7.4	28	2.1	159	3
Personal unsecured	1,282	185	158	14.4	85	12.3	13	6
Commercial real estate
- investment	8,138	2,989	1,332	36.7	45	16.4	285	-
- development	9,850	6,406	2,820	65.0	44	28.6	586	-
Other corporate	11,009	2,515	1,228	22.8	49	11.2	116	1

	51,441	13,661	5,977	26.6	44	11.6	1,159	10

Key points

•
The REIL increase of £252 million in Q3 2011 reflects continuing difficult conditions in both the commercial and residential sectors in the Republic of Ireland partially offset by currency movements. Of the REIL at 30 September 2011, 68% was in Non-Core (30 June 2011 - 70%).

•	The majority of Non-Core commercial real estate development portfolio (88%) is REIL with a 57% provision coverage.

•	REIL mortgages represented 10.3% of gross lending at 30 September 2011 compared with 9.2% at 30 June 2011 and 7.4% at 31 December 2010.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Residential mortgages
The table below shows how the continued decrease in property values has affected the distribution of residential mortgages by loan-to-value (LTV) (indexed). LTV is based upon gross loan amounts and, whilst including defaulted loans, does not take account of provisions made.

	30 September 2011	30 June 2011	31 December 2010
By average LTV (1)%		%	%

<= 50%	33.7	35.1	35.9
> 50% and <= 70%	12.5	13.0	13.5
> 70% and <= 90%	12.4	13.0	13.5
> 90%	41.4	38.9	37.1

Total portfolio average LTV	77.6	74.5	71.2

Average LTV on new originations during the period	66.7	65.0	75.9

Note:

(1)	LTV averages calculated by transaction volume.

Key points

•
The residential mortgage portfolio across Ulster Bank Group totalled £20.7 billion at 30 September 2011 with 89% in the Republic of Ireland and 11% in Northern Ireland. At constant exchange rates, the portfolio remained at similar levels to 31 December 2010 (c.£21.2 billon) with little growth due to low new business volumes.

•
Repossession levels remain low at 134 cases in the nine months ended 30 September 2011, of which 111 were in the Republic of Ireland, primarily due to voluntary surrender or abandonment of the property.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Commercial real estate
The commercial real estate lending portfolio in Ulster Bank Group reduced during the quarter to £17.8 billion, primarily due to exchange rate movements. The Non-Core portion of the portfolio totalled £12.6 billion (71% of the portfolio). Of the total Ulster Bank Group commercial real estate portfolio, the geographic split remains similar to last quarter with, 62% relating to the Republic of Ireland, 26% to Northern Ireland and 12% to the rest of the UK.

	Development		Investment
	Commercial	Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

30 September 2011
Ireland (ROI & NI)	2,674	6,479	5,225	1,174	15,552
UK (excluding Northern Ireland)	97	357	1,659	108	2,221
RoW	-	19	8	4	31

	2,771	6,855	6,892	1,286	17,804

30 June 2011
Ireland (ROI & NI)	2,762	6,701	5,378	1,210	16,051
UK (excluding Northern Ireland)	104	358	1,702	112	2,276
RoW	4	28	8	4	44

	2,870	7,087	7,088	1,326	18,371

31 December 2010
Ireland (ROI & NI)	2,785	6,578	5,072	1,098	15,533
UK (excluding Northern Ireland)	110	359	1,831	115	2,415
RoW	-	18	22	-	40

	2,895	6,955	6,925	1,213	17,988

Note:

(1)	The above table does not include rate risk management or contingent obligations.

Key point

•
Commercial real estate remains the primary driver of the increase in the defaulted loan book for Ulster Bank. The outlook for the sector remains uncertain with the possibility of further declines in values. Proactive management of the portfolio has resulted in further transfers of stressed customers to the specialised management of Global Restructuring Group.

Risk and balance sheet management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This framework includes limits based on, but not limited to, value-at-risk (VaR), stress testing, position and sensitivity analyses.

For a description of the Group's basis of measurement and methodology limitations, refer to the 2010 Annual Report and Accounts, Market risk, page 193.

Daily distribution of GBM trading revenues

http://www.rns-pdf.londonstockexchange.com/rns/4912R_-2011-11-3.pdf

Note:

(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.

Risk and balance sheet management (continued)

Market risk (continued)

Key points

Nine months ended 30 September 2011 compared with nine months ended 30 September 2010

•	GBM traded revenue decreased during 2011 due to the ongoing European sovereign debt crisis and heightened concerns about growth expectations for the world economy.

•
The average daily revenue earned from Core trading activities in 2011 was £22 million, compared with £29 million in 2010. The standard deviation of these daily revenues was £21 million, unchanged period on period.

•	The number of days with negative revenue increased from 11 days in 2010 to 24 days in 2011 due to market and economic conditions referred to above.

•	The most frequent result is daily revenue in the range of £25 million to £30 million with 24 occurrences in 2011, compared with 32 occurrences in 2010.

The table below details VaR for the Group's trading portfolio, segregated by type of market risk exposure, and between Core and Non-Core, Counterparty Exposure Management (CEM) and Core excluding CEM.

	Quarter ended
	30 September 2011				30 June 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	51.3	73.0	73.1	33.1	39.4	36.8	75.7	27.5
Credit spread	56.2	69.8	69.8	47.4	73.2	64.6	95.0	60.0
Currency	8.7	6.5	12.5	6.1	9.4	9.3	14.2	5.2
Equity	7.9	7.7	13.1	4.6	10.4	12.0	17.3	5.2
Commodity	0.9	3.6	3.6	0.1	0.2	0.3	1.6	-
Diversification		(54.3)				(61.0)

Total	78.3	106.3	114.2	59.7	78.7	62.0	117.9	60.8

Core	58.3	83.1	91.0	41.7	60.2	42.5	86.0	42.5
Core CEM	34.4	38.0	45.2	23.5	26.5	23.2	33.2	21.9
Core excluding CEM	44.3	62.2	71.4	35.3	57.1	39.4	78.4	39.2

Non-Core	40.4	38.7	53.0	33.2	69.3	51.4	110.1	47.5

Key points

Q3 2011 compared with Q2 2011

•
The Group's total trading VaR and interest rate VaR were significantly higher at the end of Q3 2011 than at end Q2 2011. This was largely driven by hedge positions for a large and successful UK gilt syndication in which RBS participated.

•
Average credit spread VaR and Non-Core trading VaR was considerably lower in Q3 2011 than in Q2 2011. Non-Core VaR decreased substantially during Q2 primarily due to a significant de-risking of the portfolios in line with the overall business strategy. The VaR continued to decline as the period of high volatility relating to the 2008/2009 credit crisis dropped out of the VaR calculations.

Risk and balance sheet management (continued)

Market risk (continued)

Key points (continued)

•	The credit spread period end VaR was slightly higher in Q3 2011 than in Q2 2011. This was largely due to the recent volatility in the European sovereign peripheral time series entering the VaR window.

•	The CEM trading VaR increased in Q3 2011 due to the implementation of an enhanced discounting methodology for cross-currency trades.

	Nine months ended
	30 September 2011				30 September 2010
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	50.3	73.0	79.2	27.5	47.7	74.3	74.3	32.5
Credit spread	87.4	69.8	151.1	47.4	177.1	190.8	243.2	113.0
Currency	10.1	6.5	18.0	5.2	18.9	16.7	28.0	9.3
Equity	9.8	7.7	17.3	4.6	9.3	5.4	17.9	2.7
Commodity	0.4	3.6	3.6	-	10.1	13.8	15.8	3.2
Diversification		(54.3)				(119.2)

Total	104.1	106.3	181.3	59.7	173.3	181.8	252.1	103.0

Core	75.3	83.1	133.9	41.7	105.1	115.0	153.4	58.9
Core CEM	33.6	38.0	47.6	21.9	55.1	73.0	82.4	30.3
Core excluding CEM	62.9	62.2	106.2	35.3	83.2	78.4	108.7	53.6

Non-Core	74.2	38.7	128.6	33.2	105.7	101.8	169.4	63.2

Key point

Nine months ended 30 September 2011 compared with nine months ended 30 September 2010

•
The Group's market risk profile in 2010 was equally split across Non-Core and Core divisions with a concentrated exposure to the credit spread risk factor. In line with the business strategy to wind down the Group's interest in Sempra and other Non-Core activities, the trading portfolio has now been re-balanced such that the Non-Core exposure has been significantly reduced and the trading portfolio is less concentrated in the credit risk factor.

Risk and balance sheet management (continued)

Market risk (continued)
The table below details VaR for the Group's non-trading portfolio, excluding the structured portfolio  (SCP) and loans and receivables (LAR), segregated by type of market risk exposure and between Core and Non-Core.

	Quarter ended
	30 September 2011				30 June 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	9.6	10.3	11.1	8.2	8.3	8.3	9.2	5.7
Credit spread	16.0	14.8	18.0	14.1	19.1	18.0	24.2	16.1
Currency	3.0	4.1	5.9	1.1	1.7	3.3	3.3	0.2
Equity	1.9	1.8	2.0	1.6	2.2	2.0	2.4	2.0
Diversification		(13.5)				(13.1)

Total	17.6	17.5	18.9	15.7	18.7	18.5	22.5	16.7

Core	17.4	18.6	20.1	15.2	18.5	19.4	24.6	15.7
Non-Core	3.9	3.7	4.3	3.2	3.7	4.3	4.3	2.8

Key point

Q3 2011 compared with Q2 2011

•
The maximum credit spread VaR was lower in Q3 2011 than in Q2 2011. This was primarily due to the increased market volatility experienced during the 2008/2009 credit crisis, dropping out of the two year time series used by the VaR model. This volatility was particularly pronounced in respect of credit spreads and had a marked impact on historic credit spread VaR.

	Nine months ended
	30 September 2011				30 September 2010 (1)
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	8.6	10.3	11.1	5.7	8.9	4.4	20.5	4.4
Credit spread	19.6	14.8	39.3	14.1	37.1	19.4	101.2	19.4
Currency	1.8	4.1	5.9	0.1	2.1	2.0	7.6	0.3
Equity	2.2	1.8	3.1	1.6	0.6	0.4	3.5	0.2
Diversification		(13.5)				(6.8)

Total	20.9	17.5	41.6	13.4	35.8	19.4	98.0	19.4

Core	20.4	18.6	38.9	13.5	35.5	19.3	98.1	19.3
Non-Core	3.4	3.7	4.3	2.2	0.8	0.3	3.6	0.2

Note:

(1)	Revised to exclude LAR portfolios.

Key point

Nine months ended 30 September 2011 compared with nine months ended 30 September 2010

•
The maximum credit spread VaR was considerably lower in 2011 than in the same period in 2010. This was due to a change in the time series used for the Dutch RMBS portfolio in RBS N.V. where more relevant and granular market data had become available and provided a better reflection of the risk in the portfolio. The VaR decreased through the period as the volatile market data continued to drop out of the 500 day time series used in the VaR calculation.

Risk and balance sheet management (continued)

Market risk (continued)

Structured Credit Portfolio (SCP)

	Drawn notional					Fair value
	CDOs	CLOs	MBS (1)	Other ABS	Total	CDOs	CLOs	MBS (1)	Other ABS	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2011
1-2 years	-	-	29	36	65	-	-	28	31	59
2-3 years	-	-	5	172	177	-	-	4	160	164
3-4 years	6	-	6	43	55	5	-	5	40	50
4-5 years	-	39	-	95	134	-	36	-	88	124
5-10 years	32	517	317	277	1,143	30	469	230	242	971
>10 years	1,296	454	470	593	2,813	228	394	314	349	1,285

	1,334	1,010	827	1,216	4,387	263	899	581	910	2,653

30 June 2011
1-2 years	-	-	45	46	91	-	-	44	41	85
2-3 years	11	-	-	183	194	10	-	-	170	180
3-4 years	5	-	11	48	64	5	-	10	46	61
4-5 years	-	15	-	56	71	-	14	-	53	67
5-10 years	95	396	315	365	1,171	84	370	245	322	1,021
>10 years	390	498	551	526	1,965	167	420	391	388	1,366

	501	909	922	1,224	3,556	266	804	690	1,020	2,780

31 December 2010
1-2 years	-	-	-	47	47	-	-	-	42	42
2-3 years	85	19	44	98	246	81	18	37	91	227
3-4 years	-	41	20	205	266	-	37	19	191	247
4-5 years	16	-	-	-	16	15	-	-	-	15
5-10 years	98	466	311	437	1,312	87	422	220	384	1,113
>10 years	412	663	584	550	2,209	161	515	397	367	1,440

	611	1,189	959	1,337	4,096	344	992	673	1,075	3,084

Note:

(1)
MBS include sub-prime RMBS with a notional amount of £406 million (30 June 2011 - £451 million; 31 December 2010 - £471 million) and a fair value of £274 million (30 June 2011 - £325 million; 31 December 2010 - £329 million), all with residual maturities of greater than 10 years.

The SCP non-trading risk in Non-Core is not measured using VaR as the Group believes this is not an appropriate tool for this portfolio of illiquid debt securities. The fair value and drawn notional are represented on a net basis.

The increase in drawn notional for CDOs and CLOs at the quarter ended 30 September 2011 was due to the exposure to legacy positions in the banking book portfolio. These positions were previously hedged, with both positions and hedges marked at fair value, well below their notional values. The hedges that were considered to be ineffective were removed in Q3 2011, resulting in a large increase in net notional values but only a small increase in net fair values.

Additional information

	30 September 2011	30 June 2011	31 December 2010

Ordinary share price	£0.235	£0.385	£0.391

Number of ordinary shares in issue	59,228m	59,226m	58,458m

Market capitalisation (including B shares)	£25.9bn	£42.4bn	£42.8bn

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2010 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

These third quarter 2011 results have not been audited or reviewed by the auditors.

Financial calendar

2011 annual results announcement	Thursday 23 February 2012

2012 first quarter interim management statement	Friday 4 May 2012

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 November 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary